EXHIBIT 4.9

DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of Ashford Inc.’s (“we,” “us,” “our” and the “Company”) capital stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our (i) Amended and Restated Articles of Incorporation, as amended by the Certificate of Amendment (the “charter”), (ii) Amended and Restated Bylaws (the “bylaws”) and (iii) Certificate of Designation of the Series D Convertible Preferred Stock of Ashford Inc. (the “Certificate of Designation”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.9 is a part. We encourage you to read our charter, our bylaws and the applicable provisions of the Nevada Revised Statutes (“NRS”) for additional information.

Description of Common Stock

Authorized Capital Shares

Our authorized capital shares consist of 100,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), 50,000,000 shares of blank check common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), of which 19,120,000 shares have been designated Series D Preferred Stock. All outstanding shares of our Common Stock are fully paid and nonassessable.

Voting Rights

On all matters submitted to a vote of stockholders, the holders of our Common Stock vote together as a single class together with the holders of our Series D Preferred Stock, voting on an as-converted basis and subject to certain voting restrictions (as described below). Holders of Common Stock do not have cumulative voting rights, including in the election of the board of directors, which means that the holders of a plurality of the outstanding voting power of our shares of capital stock having general voting rights can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Dividend Rights

Subject to the preferential rights of any other class or series of stock, holders of shares of our Common Stock are entitled to receive dividends on such stock when, as and if authorized by our board of directors out of funds legally available therefor and declared by us.

Liquidation Rights

Subject to the preferential rights of any other class or series of stock, holders of shares of our Common Stock are entitled to share ratably in the assets of our Company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our Company, including the preferential rights on dissolution of any class or classes of Preferred Stock.

Other Rights and Preferences

Holders of shares of Common Stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. There are no provisions in our charter or bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our Common Stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our Common Stock, imposed by foreign law or by our charter or bylaws.

Listing

The Common Stock is traded on the NYSE American LLC under the trading symbol “AINC.”

Anti‑Takeover Effect of Certain Provisions of Nevada Law and of Our Charter and Bylaws

The following is a summary of certain provisions of Nevada law, our charter and our bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Authorized but Unissued Shares

The authorized but unissued shares of our Common Stock, blank check common stock and Preferred Stock are available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Further, the terms of any future issuances of blank check common stock or Preferred Stock may be established and such shares may be issued without stockholder approval and may include voting rights which are greater or lesser than the Common Stock or other series of blank check common stock or Preferred Stock and other rights and preferences superior to the rights of the holders of Common Stock. The existence of authorized but unissued shares of our Common Stock, blank check common stock and Preferred Stock could render more difficult or discourage an attempt to obtain control over the Company by means of a proxy contest, tender offer, merger or otherwise.
Nevada Business Combination Statute

The NRS contains a business combination statute. The Nevada business combination statute prohibits certain “combinations” (generally defined to include certain mergers, disposition of assets transactions and share issuance or transfer transactions) between a resident domestic corporation and an “interested stockholder” (generally defined to be the beneficial owner of 10% or more of the voting power of the outstanding shares of the corporation and, if specified conditions are satisfied, certain of the corporation’s affiliates), except those combinations which are approved by the board of directors before the interested stockholder first obtained a 10% interest in the corporation’s stock or are approved by the board of directors and a supermajority of the voting power after such person became an interested stockholder. There are additional exceptions to the prohibition, which apply to combinations if they occur more than two years after the interested stockholder’s date of acquiring shares.

Our charter contains a provision electing not to have the business combination provisions apply.
Nevada Control Share Acquisition Statute

NRS Sections 78.378 through 78.3793, inclusive, which we refer to as the Control Share Act, imposes procedural hurdles on and curtails greenmail practices of corporate raiders. The Control Share Act temporarily disenfranchises the voting power of “control shares” of a person or group (an “Acquiring Person”) purchasing a “controlling interest” in an “issuing corporation” (as defined in the NRS) not opting out of the Control Share Act. In this regard, the Control Share Act will apply to an “issuing corporation” unless the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest provide that it is inapplicable. Pursuant to Section 78.378(1) of the NRS, we have elected not to be governed by the provisions of Nevada state law applicable to the acquisition of a controlling interest in our stock, as set forth in NRS Sections 78.378 to 78.3793, involving the acquisition of a controlling interest in our stock by: (i) Mr. Archie Bennett, Jr.; (ii) Mr. Monty J. Bennett; (iii) MJB Investments, LP; (iv) any present or future affiliate of Mr. Archie Bennett, Jr. or Mr. Monty J. Bennett; (v) Ashford Hospitality Trust, Inc.; (vi) Braemar

Hotels & Resorts Inc.; or (vii) any other entity that is advised by the Company or its controlled affiliates through an advisory agreement.

Under the Control Share Act, an “issuing corporation” is a corporation organized in Nevada which has 200 or more stockholders of record, at least 100 of whom have had Nevada addresses appearing on the stock ledger of the corporation for at least 90 days before the date on which the applicability of those provisions is determined, and which does business in Nevada directly or through an affiliated company. As of December 31, 2019, of our 465 record stockholders, none had a Nevada address appearing on our stock ledger.

The Control Share Act requires an Acquiring Person to take certain procedural steps before such Acquiring Person can obtain the full voting power of the control shares. “Control shares” are the shares of a corporation (i) acquired or offered to be acquired which will enable the Acquiring Person to own a “controlling interest,” and (ii) acquired within 90 days immediately preceding the date of acquisition of a controlling interest. A “controlling interest” is defined as the ownership of shares which would enable the Acquiring Person to exercise certain graduated amounts (beginning with one-fifth) of the voting power of the corporation in the election of directors. The Acquiring Person may not vote any control shares without first obtaining approval from the stockholders not characterized as “interested stockholders”. If full voting power is granted to the Acquiring Person by the disinterested stockholders, and the Acquiring Person has acquired control shares with a majority or more of the voting power, then (unless otherwise provided in the articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest) all stockholders of record, other than the Acquiring Person, who have not voted in favor of authorizing voting rights for the control shares, have a right to dissent and receive “fair value” for their shares. “Fair value” is defined in the Control Share Act as “not less than the highest price per share paid by the Acquiring Person in an acquisition.” New Nevada Holdco’s charter and bylaws do not negate these dissenters’ rights.

The Control Share Act permits a corporation to redeem the control shares in certain circumstances, if so provided in the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest. Our charter and bylaws do not provide for such a redemption.
No Cumulative Voting

Our charter and bylaws do not provide for cumulative voting in the election of directors.
Removal of Directors by Stockholders

The NRS and our bylaws provide that any one or all of the directors of a corporation may be removed by the holders of not less than two-thirds of the voting power of a corporation’s issued and outstanding stock.
Board of Director Vacancies to be Filled by Remaining Directors and Not Stockholders

Our bylaws provide that, subject to any certificate of designation, any vacancy on the board of directors that results from an increase in the number of directors may be filled by a majority of the board of directors then in office, even if less than a quorum. Any director elected by the board of directors to fill any vacancy shall serve until the next annual meeting of stockholders and until his or her successor is elected and qualifies.
Ability of our Stockholders to Call Special Meetings of Stockholders

Nevada law provides that meetings of stockholders may be called by the board of directors, any two directors or the president, unless the articles of incorporation or bylaws provide otherwise. Our bylaws provide the chairman of the board or the chief executive officer may call a special meeting of stockholders, and the chief executive officer or the secretary shall call a special meeting of the stockholders at the request of a majority of the members of the board of directors or upon the written request of the holders of at least a majority of the voting power of the then issued and outstanding shares of our capital stock.

Action by Written Consent

The NRS generally provides that, unless otherwise provided in the articles of incorporation or bylaws of the corporation, stockholder action may be taken by consent in lieu of a meeting, and our charter provides any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting only with the unanimous written consent of all stockholders entitled to vote on the matter.
Forum Selection Clause
Our charter provides that, unless otherwise agreed by Ashford Inc. in writing, the Business Court of the Eighth Judicial District Court of the State of Nevada (or, if this court does not have jurisdiction because the action asserts a federal claim, the United States District Court for the District of Nevada, Southern Division) are the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees, or agents, in such capacity or (iii) any action arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of Nevada’s business association statutes, our charter and bylaws or any agreement entered into pursuant to the statute governing voting trusts to which we are a party or of which we are a beneficiary.